Positive Annual Returns Every Year Since 1987

Sit U.S. Government Securities Fund

Sit Investment Associates

Sit Mutual Funds

www.sitfunds.com **1-800-332-5580**

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com and 1-800-332-5580.

Read the prospectus carefully before investing.

